SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 10, 2003

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the election of directors and officers and the appointment of independent auditors.

June 10, 2003

Philippine Stock Exchange

Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Disclosure Department

Listing and Disclosure Group

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith a Current Report regarding the election of directors and officers and the appointment of independent auditors.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 10, 2003

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report regarding the election of directors and officers and the appointment of independent auditors.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

We disclose that at the Annual Meeting of Stockholders of the Company held on June 10, 2003, the following persons were elected Directors of the Company for the ensuing corporate year:

Antonio O. Cojuangco Helen Y. Dee Ray C. Espinosa Napoleon L. Nazareno Bienvenido F. Nebres Manuel V. Pangilinan Corazon S. de la Paz	Albert F. del Rosario Pedro E. Roxas Juan B. Santos Taketo Suzuki Mitsuhiro Takase Ricardo R. Zarate

At least 3 directors of the Company namely, Rev. Fr. Bienvenido F. Nebres, S.J., Pedro E. Roxas and Juan B. Santos, are independent directors who are not officers or employees of the Company or any of its subsidiaries, and do not have a relationship with the Company which could, or could be reasonably perceived to, interfere with the exercise of independent judgment in carrying out their responsibilities as directors.

At the meeting of the Board of Directors of the Company that immediately followed the adjournment of the said Annual Meeting of Stockholders, the following persons were elected to the positions indicated opposite their respective names:

NAME POSITION

Antonio O. Cojuangco

Manuel V. Pangilinan

Ricardo R. Zarate

Antonio R. Samson

Maria Lourdes C. Rausa-Chan

Anabelle L. Chua

George N. Lim

Claro Carmelo P. Ramirez

Victorico P. Vargas

Rosalie R. Montenegro

Ariel A. Roda

Alfredo S. Panlilio

Ernesto R. Alberto

Jun R. Florencio

Celso T. Dimarucut

Ignatius F. Yenko

Eriberto B. Gesalta

Ramon B. Rivera, Jr.

Eugenio F. Garcia

Emiliano R. Tanchico, Jr.

Mario C. Paguio

Ricardo M. Sison

Jesus C. Pasicolan

Miguela F. Villanueva

Florentino D. Mabasa, Jr.

Erlinda S. Kabigting

Rodolfo R. Santos

Raymond S. Relucio

Ricardo B. Tan, Jr.

Alfredo B. Carrera

Mario C. Encarnacion

Ma. Luz Natividad A. Lim

Ramon Alger P. Obias

Joaquin L. San Agustin

Jesus M. Tañedo

Richard H. Pratte

Cesar M. Enriquez

Menardo G. Jimenez, Jr.

Leo I. Posadas

Nerissa S. Ramos

Ricardo C. Rodriguez

Bethilda L. Carabuena

Arnel S. Crisostomo

Caroline V. Henson

Rebecca Jeanine R. De Guzman

Chairman of the Board

President & CEO

Executive Vice President

Executive Vice President

Senior Vice President, Corporate Secretary

and General Counsel

Senior Vice President and Treasurer

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

First Vice President and Audit and

Assurance Head

First Vice President and Controller

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

Vice President, Assistant Corporate

Secretary and Acting Corporate

Governance Compliance Officer

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Also at the same meeting, Sycip Gorres Velayo & Co. was appointed as the Company’s external auditors for the fiscal year 2003.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 10, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: June 10, 2003